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UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13891

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST INVESTORS CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 WALL STREET, 10TH FLOOR
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRANCIS X. GANNON 732-855-2500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 PARK AVE	NEW YORK	NY	10154-0102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FIRST INVESTORS CORPORATION
(a wholly-owned subsidiary of First Investors Consolidated Corporation)
December 31, 2013

AFFIRMATION

I, Francis x. Gannon, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to First Investors Corporation for the year ended December 31, 2013 are true and correct. I further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Francis X. Gannon
Chief Financial Officer & Treasurer

Notary Public

LORI A. GOLDWYN
Notary Public, State of New Jersey
No. 2420888
Qualified in Monmouth County
Commission Expires May 16, 2017

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
First Investors Corporation:

We have audited the accompanying financial statements of First Investors Corporation (a wholly owned subsidiary of First Investors Consolidated Corporation), which comprise the statement of financial condition as of December 31, 2013, and the related statement of operations, changes in shareholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of First Investors Corporation as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1, 2, and 3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1, 2, and 3 is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

New York, New York
February 24, 2014

FIRST INVESTORS CORPORATION

(a wholly-owned subsidiary of First Investors Consolidated Corporation)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

(in US dollars, except per share information)

ASSETS		
Cash and cash equivalents	$	27,754,762
Cash and cash equivalents - restricted		2,935,836
Receivable from dealers		4,212,143
Receivable from customers		69,769
Receivable from funds - shares redeemed		3,015,177
Receivable from parent and affiliated companies		532,636
Deferred sales commissions		462,343
Prepaid and other current assets		623,408
Income tax receivable		25,593
Equipment and leasehold improvements (net of accumulated depreciation of $1,033,573)		997,561
Deferred income tax assets		354,000
Other Assets		599,417
TOTAL ASSETS	**$**	**41,582,645**
LIABILITIES		
Payable to customers - securities purchased	$	6,053,756
Accrued commissions payable		3,270,176
Payable to dealers		1,882,654
Accounts payable and other liabilities		5,225,586
Payable to affiliated companies		560,234
Deferred compensation		1,124,288
TOTAL LIABILITIES		18,116,694
SHAREHOLDER'S EQUITY		
Common Stock (no par value; $5 stated value; 200 shares authorized, issued and outstanding)		1,000
Additional paid in capital		71,965,826
Accumulated deficit		(48,500,875)
TOTAL SHAREHOLDER'S EQUITY		23,465,951
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$**	**41,582,645**

(See accompanying notes to the financial statements)